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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                        AirNet Communications Corporation
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   00941P 10 6
                                 (CUSIP Number)

                           Charles C. Freyer, Esquire
                                 General Counsel

                      SCP Private Equity Partners II, L.P.
                       435 Devon Park Drive, Building 300
                                 Wayne, PA 19087
                                  610-254-4242
                     (Name, Address and Telephone Number of
            Person Authorized to Receive Notices and Communications)

                         copy to: Spencer W. Franck, Jr.
                                 Saul Ewing LLP
                       1200 Liberty Ridge Drive, Suite 200
                              Wayne, PA 19087-5055
                                  June 5, 2003
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

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     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.    NAME OF REPORTING PERSONS.
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            SCP Private Equity Partners II, L.P. 23-3037972
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2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (SEE INSTRUCTIONS)
      (a)   [ ]
      (b)   [ ]
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3.    SEC USE ONLY

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4.    SOURCE OF FUNDS (SEE INSTRUCTIONS)
      WC

5.    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                      [ ]

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6.    CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

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    Number of Shares           7.   Sole Voting Power
    Beneficially Owned By           0
    Each Reporting Person      8.   Shared Voting Power
    With                            4,140,127*
                               9.   Sole Dispositive Power
                                    0
                               10.  Shared Dispositive Power
                                    4,140,127*

--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      4,140,127*

--------------------------------------------------------------------------------
12.   CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)                                             [ ]

--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      15%**
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14.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
      PN

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

* Includes 3,184,713 shares of the Issuer's common stock issuable upon conversion of the 318,471 shares of the Issuer's Series B Convertible Preferred Stock, $.01 par value per share held by SCP Private Equity Partners II, L.P. and 955,414 of the Issuer's common stock issuable upon conversion of a warrant held by SCP Private Equity Partners II, L.P.

** Based on 23,851,177 shares of the Issuer's common stock outstanding as of June 9, 2003.

1.    NAME OF REPORTING PERSONS.
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            SCP Private Equity II, LLC
            23-3047235
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (SEE INSTRUCTIONS)
      (a)   [ ]
      (b)   [ ]

--------------------------------------------------------------------------------
3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS (SEE INSTRUCTIONS)
      AF

--------------------------------------------------------------------------------
5.    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                      [ ]

--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

--------------------------------------------------------------------------------
    Number of Shares           7.   Sole Voting Power
    Beneficially  Owned By          0
    Each Reporting Person      8.   Shared Voting Power
    With                            4,140,127*
                               9.   Sole Dispositive Power
                                    0
                               10.  Shared Dispositive Power
                                    4,140,127*

--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      4,140,127*

--------------------------------------------------------------------------------
12.   CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)                                            [ ]

--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      15%**
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
      CO

--------------------------------------------------------------------------------

* Includes 3,184,713 shares of the Issuer's common stock issuable upon conversion of the 318,471 shares of the Issuer's Series B Convertible Preferred Stock, $.01 par value per share held by SCP Private Equity Partners II, L.P. and 955,414 of the Issuer's common stock issuable upon conversion of a warrant held by SCP Private Equity Partners II, L.P.

** Based on 23,851,177 shares of the Issuer's common stock outstanding as of June 9, 2003.

     This Amendment No. 2 to Schedule 13D ("Amendment No. 2") relates to a
Schedule 13D filed with the Securities and Exchange Commission ("SEC") on April 12, 2001 (the "Schedule 13D") and Amendment No. 1 to the Schedule 13D ("Amendment No. 1") filed with the SEC on April 24, 2001. This Amendment No. 2 amends and supplements Amendment No. 1. Information in the Schedule 13D and Amendment No. 1 remains in effect except to the extent that it is superceded by the information contained in this Amendment No. 2. Information given in response to each item shall be deemed to be incorporated by reference in all other items. Capitalized terms used but not defined in this Amendment No. 2 shall have the meanings ascribed to such terms in the Schedule 13D and Amendment No. 1.

Item 1. Security and Issuer

          This Amendment No. 2 relates to the common stock of the Issuer (the "Common Stock").

Item 3. Source and Amount of Funds or Other Consideration

          SCP Private Equity Partners II, L.P. ("SCP") will fund the acquisition of securities as set forth in Item 4.

Item 4. Purpose of Transaction

          On June 5, 2003, SCP entered in a Securities Purchase Agreement ("Purchase Agreement") with the Issuer and TECORE, Inc., a Texas corporation, ("TECORE") for the issuance and sale to SCP and TECORE of Senior Secured Convertible Notes (collectively, the "Notes" and each individually a "Note"). The Purchase Agreement is attached hereto as Exhibit 1 and the terms of the Purchase Agreement are incorporated herein by reference. Under the Purchase Agreement, SCP will purchase a Note in the principal amount of $4,000,000 from the Issuer and will pay part of the purchase price of the Note by issuing a credit memorandum to the Issuer pursuant to which the outstanding principal balance payable to SCP under the terms of a certain Bridge Loan Promissory Note payable to SCP will be deemed satisfied and paid in full (with the accrued interest thereon being deferred until the maturity date of the Note). The remainder of the unpaid balance of the Note will be funded with SCP's working capital.

          SCP's Note will be convertible at any time into shares of Common Stock at an initial conversion price of $0.1081, which will be subject to adjustment in the event of certain dilutive issuances. SCP's Note will also convert automatically in the event of (a) the closing of a secondary public offering of Common Stock if the offering price per share is not less than three times the then applicable conversion price and the gross proceeds to the Issuer would be not less than $70,000,000 or (b) with certain qualifications, a sale of the Issuer at a minimum price per share in cash or stock of at least three times the then applicable conversion price.

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Interest will accrue on SCP's Note at the rate of 12% per annum and all principal and interest will be due and payable on the fourth anniversary of the date of closing of the transactions contemplated by the Purchase Agreement (the "Closing"). SCP's Note will be secured by a first perfected security interest in all of the assets of the Issuer.

          With certain exceptions, if the Issuer at any time issues Common Stock or equity securities convertible or exercisable into Common Stock at a price per share that is less than the then applicable conversion price of SCP's Note, the applicable conversion price would be immediately reduced to the price per share at which such securities were issued. If the Issuer issues shares of Common Stock to the holders of warrants outstanding on the closing date upon exercise of such warrants, or to holders of options outstanding on the closing date upon exercise of such options to purchase shares in excess of 300,000 shares, the number of shares into which SCP's Note is then convertible would be adjusted to a number that will entitle it to maintain its percentage ownership of the Issuer.

          Under the Purchase Agreement, the following are conditions of the
Closing: (a) that SCP convert its 318,471 shares of the Issuer's Series B Preferred Stock, $.01 par value per share (the "Series B Preferred Stock") into 6,369,427 shares of Common Stock; (b) that the Issuer issue 4,625,347 shares of Common Stock to SCP in lieu of $500,000 to which SCP is entitled as a result of its conversion of the Series B Preferred Stock; (c) confirmation that all holders of the Series B Preferred Stock have converted their shares of Series B Preferred Stock into Common Stock; (d) cancellation of SCP's warrant for 955,414 shares of the Common Stock; (e) the filing of an Eighth Amended and Restated Certificate of Incorporation of the Issuer, which is Exhibit A to the Purchase Agreement and the terms of which are incorporated herein by reference (the "Restated Charter") with the Delaware Secretary of State; (f) amendment of the Issuer's bylaws to increase the number of directors to ten (and eleven upon TECORE's full conversion of its Note) and declassify the Board of Directors so that each director will stand for re-election on an annual basis; (g) execution of the Voting Agreement by and between SCP and TECORE (which is attached hereto as Exhibit 2 and the terms of which are incorporated herein by reference) (the "Voting Agreement"); and (h) the election of five individuals nominated by the Board of Directors that were proposed by SCP and TECORE. The five individuals proposed by TECORE and SCP are Jay J. Salkini, Shiblie O. Shiblie, Hans F. Morris, Christopher Doherty and Munzer Kayyem.

          The Restated Charter will provide the holders of the Notes the right to vote the Notes on an as-converted basis at a deemed conversion price of $0.57 with the holders of Common Stock. The Restated Charter will also increase the number of authorized shares of Common Stock from 50,000,000 to 400,000,000 to, among other things, accommodate the shares into which the Notes and the Series B Preferred Stock will be convertible. The Restated Charter will also eliminate the blank check preferred stock provision that permits the Board of Directors to designate the rights, preferences and privileges of a new series of preferred stock without the consent of the Issuer's stockholders. The Restated Charter will eliminate the designation of 50,000 shares of Series A Junior Participating Preferred Stock and declassify the Board of Directors so that each director will stand for re-election on an annual basis.

          Under the Voting Agreement, SCP and TECORE agree to vote all Notes and shares of capital stock owned by them to elect to the Board of Directors: (a) the Issuer's chief executive officer; (b) two persons designated from time to time in writing by SCP; (c) four persons designated from time to time in writing by TECORE; and (d) three persons who will be independent within the meaning of
Section 301 of the Sarbanes-Oxley Act of 2002, the Securities Exchange Act of 1934, as amended, and applicable national securities exchanges and associations ("Independent"), who will be satisfactory to TECORE and SCP, and who will be elected by the holders of a majority of the voting power represented by the Notes, the outstanding shares of Common Stock, and any other securities entitled to vote in the election of directors, voting as a single class; provided, that only three of the persons designated by TECORE will be permitted to take office as directors of the Issuer until such time as the aggregate cash purchase price paid for the Notes under the Purchase Agreement represents a contribution to the Issuer which, relative to the aggregate market value of the Common Stock as of the date of the Purchase Agreement, permits such additional representation on the Board of Directors within the meaning of the applicable national securities exchanges and associations' voting rights rules.

          The Voting Agreement provides that after TECORE owns a majority of the issued and outstanding shares of Common Stock and for so long as TECORE maintains such majority ownership, SCP and TECORE will vote all Notes and shares of capital stock of the Issuer owned by them (and all other securities the voting of which is within their control), to (a) maintain a Board of Directors of eleven members, and (b) elect and maintain in office as a director of the
Issuer: (i) the Issuer's chief executive officer; (ii) one person designated from time to time in writing by SCP; (iii) six persons designated from time to time in writing by TECORE; and (iv) three persons who will be Independent, who will be satisfactory to TECORE and SCP, and who will be elected by the holders of a majority of the voting power represented by the Notes, the outstanding shares of Common Stock, and any other securities entitled to vote in the election of directors, voting as a single class. These provisions are subject to change in the event of a default by TECORE in the payment of its Note.

          The Voting Agreement identified the initial nominees as (a) Glenn Ehley, the Issuer's chief executive officer; (b) James W. Brown, current Chairman of the Board of Directors, and Christopher J. Doherty, as the designees of SCP; (c) Jay Salkini, Shiblie Shiblie, Munzer Kayyem, and Hans Morris, as the designees of TECORE; and (d) George Calhoun, Darrell Maynard and Gerald Y. Hattori as the Independent directors.

          SCP and TECORE also agreed under the Voting Agreement to take all appropriate action to ensure that the Board of Directors of the Issuer maintains a Compensation Committee and an Audit Committee and that directors, who are satisfactory to SCP and TECORE and permitted to serve on such committees by applicable Securities and Exchange Commission and national securities exchanges and associations rule and regulations, be appointed to each of the Compensation Committee and the Audit Committee, and to each other significant committee of the Board of Directors.

          The Reporting Persons have and are acquiring the securities of the Issuer described in this Schedule 13D as an investment. Except as set forth above, the Reporting Persons have not formulated any plans or proposals of the types referred to in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in the Securities of the Issuer

(a)-(b) Both Reporting Persons may be deemed to be the beneficial owners with shared power to vote and dispose of a total of 4,140,127 shares of Common Stock (or 15% of the outstanding Common Stock). The calculations of beneficial ownership herein assume (a) the conversion of 318,471 shares of Series B Preferred Stock held by SCP into 3,184,713 shares of the Common Stock and (b) the exercise of a warrant held by SCP into 955,414 shares of Common Stock. SCP Private Equity II, LLC ("SCP LLC") is deemed to be such a beneficial owner as described herein because of an agreement with SCP granting SCP LLC the power to make voting and investment decisions regarding the securities held by SCP.

     (c)  Not applicable.

     (d)  Not applicable.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

          In connection with the Purchase Agreement, the Issuer agreed to amend its Bonus Program for employees. The Amended and Restated AirNet Bonus Program (the "New Bonus Program") has been approved and adopted by the Board of Directors of the Issuer effective upon and subject to the Closing. The New Bonus Program provides that in the event of a sale of all or a portion of a Note by a holder of a Note, 10% of the proceeds of such sale in excess of the then outstanding principal and related accrued interest of the Note will be paid from the proceeds received by the holder of the Note to eligible participants in the New Bonus Program. In addition, 10% of the net proceeds available for distribution to the holders of the Issuer's securities, including holders of the Notes, in connection with a sale of the Issuer will be distributed to eligible participants in the New Bonus Program, provided that payment of the principal and accrued interest under the Notes will be excluded from the net proceeds available for distribution to securityholders for purposes of calculating these bonus payments. Amounts deemed to be in the money with respect to stock underlying employee options and sold in connection with the sale of the Issuer will be credited against amounts otherwise payable by the Issuer under the New Bonus Program.

          Upon the Closing, SCP and TECORE will enter into a Tag Along Allocation Agreement with the Issuer (which is Exhibit G to the Purchase Agreement and the terms of which are incorporated herein by reference) pursuant to which SCP and TECORE will agree to pay to the Issuer a portion of their sale of Note proceeds, whether in connection with an isolated sale or the sale of the Issuer, in order to provide the funds for the Issuer to pay the agreed portion of the sale of Note proceeds to employees under the New Bonus Program. This obligation is reduced to the extent the Issuer's obligations to the employees is reduced by the offset of the in-the-money amounts with respect to shares underlying stock options and sold in connection with the sale of the Issuer.

          Except as otherwise set forth herein or in Item 4, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons, SCP II General Partner or any of the Members, with respect to any securities of the Issuer, including but not limited to transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

          The following documents are filed as exhibits to this Amendment No. 2:

          1. Securities Purchase Agreement by and among TECORE, Inc., SCP Private Equity Partners II, L.P. and AirNet Communications Corporation, dated June 5, 2003.

          2. Voting Agreement (DRAFT) by and between TECORE, Inc. and SCP Private Equity Partners II, L.P.

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                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

                             SCP Private Equity Partners II, L.P.


                                By: SCP Private Equity II General Partner, L.P.,
                                    its General Partner


                                By: SCP Private Equity II, LLC


                                By:    /s/ James W. Brown
                                       -----------------------------------------
                                Name:  James W. Brown
                                Title: a manager


                             SCP Private Equity II, LLC


                                By:    /s/ James W. Brown
                                       -----------------------------------------
                                Name:  James W. Brown
                                Title: a manager

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                                  EXHIBIT INDEX

EXHIBIT 1. Securities Purchase Agreement by and among TECORE, Inc., SCP Private Equity Partners II, L.P. and AirNet Communications Corporation, dated June 5, 2003.

EXHIBIT 2. Voting Agreement (DRAFT) by and between TECORE, Inc. and SCP Private Equity Partners II, L.P.